SUBSIDIARIES OF RHINO ENTERPRISES GROUP, INC.


Rhino Enterprises Group, Inc. ("Rhino") owns a portion, if not all, of the outstanding common stock of the following corporations:


Eyesite.com, Inc. was incorporated on May 26, 1999 in the state of Delaware. Rhino owns 100% of the common stock.


Framing Systems, Inc. was incorporated on January 30, 1996 in the state of Nevada. Rhino owns 68% of the common stock.


Executive Assistance, Inc. was incorporated on September 18, 1998 in the state of Nevada. Rhino owns 100% of the common stock.


e-Data Alliance, Inc. was incorporated on June 2, 1999 in the state of Texas. Rhino owns 50% of the common stock.